Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

iVnews Inc
905 Cowper Street
Palo Alto, CA 94301
www.ivnews.com

Up to $1,235,000.00 in Common Stock at $5.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: iVnews Inc
Address: 905 Cowper Street, Palo Alto, CA 94301
State of Incorporation: WY
Date Incorporated: April 21, 2020

## Terms:

Equity

Offering Minimum: $124,000.00 | 24,800 shares of Common Stock
Offering Maximum: $1,235,000.00 | 247,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 8% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 7% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 9% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 13% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

iVnews will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Company Overview

iVnews is a cutting-edge, AI-driven video news and comment aggregator designed to transform the way consumers engage with news and comment. Field-tested successfully in New York City and the San Francisco Bay Area, iVnews has generated over 18,247 AI-produced video stories with an exceptional 98% accuracy rate. With about a 99% higher app conversion rate than near competitors and a strong foundation in trusted media sources, iVnews is poised to disrupt the $13.4 billion U.S. online text-based news market. By offering personalized, AI-curated video newscasts, iVnews meets the overwhelming consumer preference for video over text, delivering an innovative and scalable solution to the fragmented and outdated news landscape.

Business Model

iVnews operates a freemium model, providing users with a free, ad-supported version of its platform to rapidly scale its user base, while offering premium subscription options for enhanced features and personalization. By efficiently generating personalized video lineups through proprietary AI technology, iVnews matches the economics of traditional text aggregators while delivering a superior, video-first user experience. Revenue streams include advertising sales, premium subscriptions, and potential licensing of its AI-driven platform to partners globally. The company's ability to scale to 200+ U.S. and international content markets underpins its strategy to become a dominant player in digital news consumption.

Intellectual Property

iVnews' proprietary AI-driven video aggregation platform stands as a significant intellectual asset, capable of producing video news stories with 98% accuracy and an average processing time of just 16 seconds per story. This technological edge, developed through more than $1 million in cash and sweat equity investments, enables scalability, efficiency, and personalization at a level unmatched by traditional video or text-based platforms. Additionally, CEO William Craig holds U.S. patents and has negotiated numerous multi-million dollar agreements for video and TV rights, bolstering the company's intellectual property knowledge and capability.

Corporate History

iVnews Inc was initially organized as myVnews Corporation, a Delaware corporation on June 25, 2018. On April 21, 2020, iVnews LLC was formed in Wyoming. And on June 11, 2025, the entity converted to a corporation.

Competitors and Industry

Competitors

iVnews competes with a range of traditional text aggregators and video news providers, including online news portals and major media apps. However, unlike these incumbents, iVnews uniquely combines AI personalization with video-first delivery, capitalizing on the 94% stronger consumer preference for audiovisual content over text. It's demonstrated 99% higher app conversion rates, and using accountable, verifiable news sources gives it a critical advantage over legacy news outlets and newer, less trusted aggregators. Current competitors lack the operational efficiency, personalization, and scale potential that iVnews offers.

Industry

The U.S. online news market, valued at $13.4 billion annually, remains dominated by text-based content despite consumer preferences shifting heavily toward video and audio formats. Globally, over 4.2 billion internet users consume news online, with video consumption habits accelerating. Concerns over misinformation (expressed by 85% of Americans) further open the door for trustworthy, accountable solutions like iVnews. The online video news industry is underdeveloped and fragmented, presenting a major growth opportunity for companies like iVnews that can deliver personalized, scalable, and trustworthy video news experiences.

Current Stage and Roadmap

Current Stage

iVnews is currently in the post-development, early commercialization stage. The platform has been field-tested extensively in major urban markets, generating over 18,247 AI auto-generated stories with remarkable efficiency and accuracy. Early user engagement has validated the model, showing conversion rates nearly double that of near competitors. The core AI technology has been proven, and the platform is now poised for rapid content expansion across 200+ U.S. and international markets. Significant product development and market validation investment has positioned iVnews for its next phase of scaling operations and user acquisition.

Future Roadmap

Looking forward, iVnews plans to leverage funds from this Regulation Crowdfunding campaign to fuel its rapid national and international expansion. The company aims to launch its AI-driven platform commercially worldwide within six weeks. Then, to controllably and intelligently add 200+ new U.S. and numerous international TV content markets, supporting aggressive user growth. Development priorities include continued AI enhancement to improve personalization and story accuracy, expanded content partnerships, and enhanced monetization through advertising and premium subscriptions. With a clear pathway to scaling domestically and abroad, iVnews is strategically positioned to become a global leader in personalized video news delivery.

## The Team

Officers and Directors

Name: William Craig

William Craig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: July, 2020 - Present
  Responsibilities: William owns the mission and leads the team. He does not currently receive compensation.

Name: John Craig

John Craig's current primary role is with RIOS Intelligent Machines. John Craig currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO, CFO, Board Member
  Dates of Service: January, 2020 - Present
  Responsibilities: John co-founded the Company with William. He wears many hats. John does not currently receive compensation and owns 100% of the Company.

Other business experience in the past three years:

- Employer: Covariant
  Title: Customer Success
  Dates of Service: May, 2023 - February, 2024
  Responsibilities: The first hire specifically for Customer Success at Covariant. Managed several major customers, helped define the role and establish standards for measuring robot performance and actual ROI at clients and feeding that back into product concept, presales and post sales organizations.

Other business experience in the past three years:

- Employer: RIOS Intelligent Machines
  Title: VP of Revenue & Customer Success
  Dates of Service: March, 2024 - Present
  Responsibilities: Member of senior leadership team reporting to the board I lead Revenue and Customer Success at RIOS.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections, that it will find sufficient demand for its product or service, that people will think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies with products on the market and/or various product development programs. They may have much better financial means, marketing/sales, and human resources than we do. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
iVnews LLC was formed on April 21, 2020. Accordingly, the Company has a limited history upon which its performance and future prospects can be evaluated. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. iVnews LLC has incurred a net loss and has had no revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that iVnews is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a

significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| John Edward Thomas Craig | 2,000,000 | Common Stock | 100.0% |

## The Company's Securities

The Company has authorized Common Stock, SAFE, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 247,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,000,000 outstanding.

Voting Rights

One vote per unit. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing

Material Rights

There are no material rights associated with SAFE.

SAFE

The security will convert into Safe preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $10,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing

Material Rights

There are no material rights associated with SAFE.

### What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

### Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

### Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE<br>Final amount sold: $10,000.00<br>Use of proceeds: Development<br>Date: May 21, 2022<br>Offering exemption relied upon: 506(b)

- Type of security sold: SAFE<br>Final amount sold: $10,000.00<br>Use of proceeds: Development<br>Date: June 30, 2022<br>Offering exemption relied upon: 506(b)

## Financial Condition and Results of Operations

### Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

### Results of Operations

How long can the business operate without revenue:

Currently, the iVnews Engine is built and on operational hold on SAS for about $1,500 per month. No current content is being processed, but iVn's historical content, including 413,000 video stories, is maintained and observable.

This operational hold is sustainable as long as the Founders believe it prudent.

Once funded to the ~$1.2M sought, we can restart the Engine and launch within weeks. It would then continue to record and process video content from national and local TV stations in NYC and the Bay Area for users globally. Initial monthly operation costs would increase to ~$20k.

App marketing, senior management compensation, Story QA improvement, ML training, and additional local TV receiver sites would be prudently added.

Foreseeable major expenses based on projections:

The major expenses (in year 3) are Marketing ($7.9 million), Operations team ($2 million), and Corporate ($0.22 million).

Future operational challenges:

We anticipate challenges including recruiting additional support personnel, A/B market ad testing & implementing influencer promotions, recruiting ad insertion agency(ies), and finding & installing local TV receive sites in additional local DMA markets.

Future challenges related to capital resources:

There are no significant capital costs expected because we are SaaS-based. The hardware for the remote video receiver and processing sites is expensed at ~$4,000 per local TV market as they are added. At month 30, the 208 new U.S. TV markets would total $832,000.

Future milestones and events:

We plan to break even in month 14. Thereafter, the ~80% operating margins should accelerate profit growth.

In month 5, we plan to source from all local TV stations in the Top 3 + San Francisco Bay Area that serve 15.6% of US TV households. The top advertisers should respect this.

In month 9, we plan to have TV stations from the Top 25 DMAs that serve ~50% of US TV households. Respect should increase with top National Advertisers.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 2025, the Company has capital resources from personal funding by John and William Craig, as appropriate.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations and commercial launch.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the company's operational viability. If the crowdfunding campaign raises its maximum funding goal, 62% of our company's total funds will come from the crowdfunding campaign. The underlying software and patent potential would be available if we cease operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Suppose the Company raises the minimum funding goal of $124,000. In that case, it will trigger a comprehensive due diligence by StartEngine that, if successful, would allow the Company to proceed to raise above this minimum funding. Management intends to wait until there are sufficient funds to establish and grow the business effectively, with the total raise amount or reasonably below the raise amount.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we project it will be able to operate continuously after the breakeven point is reached at approximately month 14. Additional capital may be needed to improve efficiency and expand to local content beyond the United States.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company has contemplated raising additional capital should more funding be needed. It has budgeted for a Series A raise to accelerate US marketing, maintain a competitive advantage, expand into other countries, and apply the iVn Engine to third-party applications, iVn magazines by subject (environment, sports, health, etc.), and B2B opportunities. Once we achieve positive cash flow, some lenders will become available for working capital.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

## Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  16.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Marketing and Promotion
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development, and market testing.
- Operations
  18.0%
  We plan to use the funds to optimize the GUI experience and teach the AI-ML Engine from its current 98% accuracy to 99.4%.
- Corporate Expenses
  3.5%
  We plan to use funds for costs related to patent filings and future fundraisers.
- General and Administrative
  40.0%
  We plan to use funds towards anticipated payroll commitments for working executives and freelancers.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Operations
  20.0%
  We plan to use the funds to optimize the GUI experience and teach the AI-ML Engine from 98% accuracy to 99.9%.

- General and Administrative
  49.0%
  We plan to use funds towards anticipated payroll commitments for working executives and freelancers.

- Marketing and Promotion
  19.0%
  We will use 19% of the funds raised for market and customer research, new product development, and market testing.

- Corporate Expenses
  4.5%
  We plan to use funds for costs related to patent filings and future fundraisers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.ivnews.com (iVnews.com/annual-reports ).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/ivnews

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

**EXHIBIT B TO FORM C**

**FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR iVnews Inc**

*[See attached]*

iVnews, Inc.
(the “Company”)
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

## TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: iVnews, Inc. Management

We have reviewed the accompanying financial statements of iVnews, Inc. (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter on Going Concern:**
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

**Emphasis of Matter on a Successor Entity**
As discussed in Note 1 and Note 7, iVnews, LLC was converted to iV News, Inc. on June 11, 2025.

RNB Capital LLC

Tamarac, FL
April 23, 2025 except as it relates to Emphasis of Matter on the entity's statutory conversion in Note 1 and Note 7, which is dated July 2, 2025.

## IVNEWS INC (Formerly IV NEWS LLC)
## STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

| | As of December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **ASSETS** | | |
| ***Current Assets:*** | | |
| Cash & cash equivalents | 2,316 | 7,608 |
| ***Total Current Assets*** | 2,316 | 7,608 |
| **TOTAL ASSETS** | **2,316** | **7,608** |
| **LIABILITIES AND EQUITY** | | |
| ***Current Liabilities:*** | | |
| Other current liability | 2,054 | 1,553 |
| ***Total Current Liabilities*** | 2,054 | 1,553 |
| ***TOTAL LIABILITIES*** | 2,054 | 1,553 |
| **EQUITY** | | |
| Member's Contribution | 721,667 | 646,264 |
| SAFE | 20,000 | 20,000 |
| Accumulated Deficit | (741,405) | (660,209) |
| ***TOTAL EQUITY*** | 262 | 6,055 |
| **TOTAL LIABILITIES AND EQUITY** | **2,316** | **7,608** |

See Accompanying Notes to these Unaudited Financial Statements

**IVNEWS INC (Formerly IV NEWS LLC)**
**STATEMENT OF OPERATIONS**

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **Operating Expenses** | | |
| General and Administrative | 82,727 | 30,532 |
| Advertising & Marketing | 300 | 900 |
| ***Total Operating Expenses*** | **83,027** | **31,432** |
| ***Total Loss from Operations*** | **(83,027)** | **(31,432)** |
| ***Other (Expense)*** | | |
| Other income | 1,836 | - |
| ***Total Other Income (Expense)*** | **1,836** | **-** |
| ***Net Income (Loss)*** | **(81,191)** | **(31,432)** |

See Accompanying Notes to these Unaudited Financial Statements

**IVNEWS INC (Formerly IV NEWS LLC)**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

| | Member's Contribution | SAFE | Retained earnings (Deficit) | Total Members' Equity |
|---|---|---|---|---|
| Beginning balance at 1/1/23 | 618,764 | | (616,777) | 1,987 |
| Prior period adjustment | (8,000) | 20,000 | (12,000) | - |
| Contribution | 35,500 | | - | 35,500 |
| Net loss | - | | (31,432) | (31,432) |
| **Ending balance at 12/31/23** | **646,264** | **20,000** | **(660,209)** | **6,055** |
| Contribution | 75,403 | | - | 75,403 |
| Distribution | - | | (5) | (5) |
| Net income loss | - | | (81,191) | (81,191) |
| **Ending balance at 12/31/24** | **721,667** | **20,000** | **(741,405)** | **262** |

See Accompanying Notes to these Unaudited Financial Statements

**IVNEWS INC (Formerly IV NEWS LLC)**
**STATEMENT OF CASH FLOWS**

| | Year Ended December 31, | |
|---|---|---|
| | **2024** | **2023** |
| **OPERATING ACTIVITIES** | | |
| Net Income (Loss) | (81,191) | (31,432) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Other current liability | 501 | 552 |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | 501 | 552 |
| *Net Cash provided used in Operating Activities* | (80,690) | (30,880) |
| **FINANCING ACTIVITIES** | | |
| Distribution | (5) | - |
| Member's Contribution | 75,403 | 35,500 |
| *Net Cash provided by (used in) Financing Activities* | 75,398 | 35,500 |
| Cash at the beginning of period | 7,608 | 2,988 |
| Net Cash increase (decrease) for period | (5,292) | 4,620 |
| Cash at end of period | 2,316 | 7,608 |

See Accompanying Notes to these Unaudited Financial Statements

**IVNEWS INC (Formerly IV NEWS LLC)**
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

## NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

iVnews, Inc. ("the Company") was formed in Wyoming on June 11, 2025, through a statutory conversion from iVnews, LLC, originally formed in Wyoming on April 21, 2020. The Company has developed a unique video news and commentary aggregation platform that automatically creates personalized, on-demand newscasts for internet users. Leveraging patentable AI and machine learning technology, the platform continuously captures and categorizes television news stories to generate custom newscasts with minimal labor and high operational efficiency. The Company's headquarters is in Palo Alto, California, The Company's customers will be located around the world. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

### Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in both 2023 and 2024 and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company received funding through member contributions to support its operations. Management remains committed to its strategic objectives and believes its continued efforts will mitigate the risks associated with early-stage operations.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $7,608 and $2,316 in cash as of December 31, 2023 and December 31, 2024, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of bank service charge, internet service charge, and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, Wyoming, and California. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

**NOTE 5 – LIABILITIES AND DEBT**

The Company has no existing long-term debt obligations as of December 31, 2024.

**NOTE 6– EQUITY**

The Company is a Limited Liability Company (LLC) with a sole member, John Craig. The total member's contributions as of December 31, 2023, and December 31, 2024, were $654,264 and $729,662, respectively.

Simple Agreements for Future Equity (SAFE)

During the periods ending December 31, 2024 and 2023, the Company entered into two SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES is $20,000 as of December 31, 2024 and December 31, 2023. The valuation caps of the agreements entered were $5M.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 23, 2025, the date these financial statements were available to be issued.

iVnews, Inc. ("the Company") was formed in Wyoming on June 11, 2025, through a statutory conversion from iVnews, LLC, originally formed in Wyoming on April 21, 2020. iVnews, Inc. authorized 5,000,000 common shares. Zero shares were issued as of June 11, 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

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GET A PIECE OF IVNEWS

# Personalized Video Newscasts From Trusted Sources

We are a unique, cutting-edge AI-driven video news aggregator field-tested in New York City and the San Francisco Bay Area. With over 66,400 AI auto-generated test stories and a 99% higher app conversion rate than near competitors, we are poised to disrupt the $13.4 billion U.S. online news market.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



iV NEWS
Personalized, Trusted, Engaging News & Comment
iVnews delivers AI-powered, personalized video newscasts from accountable sources like CNN and NBC. Stay informed with content tailored to your preferences, whenever you want, wherever you are.


OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST $100

VALUATION $10M

## REASONS TO INVEST

- iVnews revolutionizes news consumption with AI-generated, personalized video newscasts, serving the 94% higher American preference to watch/listen to news vs. read text with its $13.4 billion annual U.S. online news market*.

- Led by William Craig, a media pioneer and patent holder with decades of TV news expertise, and John Craig, an AI-driven tech leader with global experience in ML and startups.

- Field-tested in NYC and the Bay Area, iVnews has auto-generated 66,400 AI video stories, achieving 98% accuracy*. This proven proprietary technology demonstrates scalable potential, and strong user demand is ready for the next growth phase.

*This figure was calculated by the Company internally.

# TEAM



**William Craig • Chief Executive Officer, Board Member**
Experienced TV/media exec: founded cable networks (Sportsvision Ohio, Fox Sports Pittsburgh, OUT-TV), led TV news stations, OTT pioneer, US patent holder, ex-CBC/CBS anchor. Expert in turnarounds, startups, telecom, media, and government.
Read Less



**John Craig • CTO, CFO, Board Member (Part Time)**
John Craig has led engineering, tech development, operations, and sales across North America, Europe, and Asia. A Fortune 100 exec, startup leader, and ex-McKinsey consultant, he specializes in scaling businesses and building diverse teams.
John spends 10 hours a week on iVnews.

Read Less

### THE PITCH

## AI-Driven Personalized Video

iVnews is transforming the $13.4 billion U.S. news market* with AI-driven personalized video newscasts from trusted sources. Field-tested in NYC and the Bay Area, it has AI auto-generated 66,400 video stories and achieved a 98% average accuracy**. Led by media pioneer William Craig and tech innovator John Craig, iVnews combines decades of industry expertise and cutting-edge AI. It is structured to support rapid scaling globally, and no permission is needed for rights.

**This figure was calculated by the Company internally.*
***This figure was calculated by the Company internally.*

# Revolutionizing News with Personalized Video Aggregation

**1 Our Mission**
Delivering personalized, AI-driven video newscasts tailored to your preferences from trusted sources like FOX and ABC News.

**2 The Opportunity**
A $13.4B U.S. news market where video demand outpaces text by 37%, ready for disruption.


3
Proven Leadership
Guided by William Craig, a media innovator, and John Craig, an AI visionary, combining decades of expertise.

## THE PROBLEM & OUR SOLUTION

The Problem

Consumers prefer video over text for news consumption, with a 94% higher preference for watching or listening to news (video). Yet, no efficient video aggregation solution exists due to high costs and operational inefficiencies. The $13.4 billion U.S. online news market* is dominated by text aggregators, leaving a significant untapped demand for video content. Traditional video news platforms lack personalization and ease of access, leaving users overwhelmed by content silos.

**This figure was calculated by the Company internally.*


The Challenge with
Video News Aggregation
Despite the increasing demand for video news, the market lacks scalable solutions that meet consumer needs for personalized and accessible content. High costs and operational inefficiencies have left users relying on outdated text-based platforms, leading to dissatisfaction and missed opportunities for innovation.
Limited Access: Despite 38% of users preferring video news over text, no scalable solution exists for personalized video news aggregation.
High Costs: Video content has traditionally been expensive to produce and aggregate efficiently, leaving the market dominated by text-based platforms.
User Dissatisfaction: Current platforms fail to meet consumer expectations for easily accessible, personalized video content.

Our Solution

iVnews solves this with a proprietary AI-driven video aggregation platform that delivers personalized video newscasts based on a user's activity and their directed preferences. By automatically generating video lineups with 98% accuracy*, which will improve over time with ML, we reduce costs and improve efficiency to match text aggregation economics. Our free ad-supported tier attracts users, while subscription options drive revenue. Initial testing in NYC and the Bay Area proves consumer interest, with metrics outperforming industry benchmarks for conversions and signups. The average conversion rate for downloads for news & magazine companies is 19.8% in general compared to the iVnews Google Play test result of 39.23% between August 5-13, 2024, in the San Francisco and New York markets. This scalable, innovative model positions iVnews as a strong contender for global market leadership.

**This figure was calculated by the Company internally.*

## THE MARKET & OUR TRACTION

The Market

The U.S. online news market, valued at $13.4 billion annually*, is ripe for disruption. While 94% more consumers prefer audio-video over text, video news aggregation remains underdeveloped due to high costs and inefficiencies. With 2.77 billion internet users worldwide consuming news online, the potential market for iVnews extends far beyond text-dominated competitors. The rapid growth in video consumption habits highlights a significant opportunity for scalable, personalized solutions like iVnews.

**This figure was calculated by the Company internally.*

In addition, since iVnews only uses accountable video sources such as TV Stations, networks and bricks & mortar bloggers, it elegantly inhibits 'fake news' that worries 85% of the public.

Our Traction

iVnews has invested over $1 million in cash plus sweat equity to develop its proprietary AI-powered video aggregation platform. Successfully field-tested in NYC and the Bay Area, it has generated over 66,400 video stories, achieving 98%* accuracy and an average AI-ML processing time of about 16 seconds per story**, which is manually impossible and beyond Chat GPT and Gemini. User engagement metrics show a ~99% higher app conversion rate than competitors. The average conversion rate for downloads for news & magazine companies is 19.8% in general compared to the iVnews Google Play test result of 39.23% between August 5-13, 2024, in the San Francisco and New York markets. The platform is designed to support scaling to 200+ U.S. and international content markets, with plans to deploy globally in the next six weeks.

**This figure was calculated by the Company internally.*
***This figure was calculated by the Company internally.*

# Revolutionizing News with Personalized Video Aggregation

Delivering personalized, AI-driven video newscasts tailored to your preferences from trusted sources like FOX and ABC News.

## Key Performance Metrics

**18,247+**
AI-generated video stories

**99%**
Higher conversion rate than industry benchmarks

**98%**
Accuracy in AI story creation

**16 seconds**
To auto-generate one AI Story on average

## Scaling Up to Meet Demand

**Expanding Reach Across the U.S.**
Planned rollout to 200+ U.S. markets.

**Latinx-Focused Growth**
Expansion to Latinx-focused services with 150+ stations.

**Global Opportunities Ahead**
Ready for international markets.

## Bigger Market Potential


Video-Audio News Preference
Text News Preference
34%
66%

With a $13.4 billion U.S. market and 2.77 billion global users consuming online news, video aggregation is poised to disrupt the outdated text-dominated platforms. iVnews is at the forefront of this transformation, capturing the growing demand for video news.

**The figures in this graphic were calculated by the Company internally. When calculating the 99% higher conversion rate: The average conversion rate for downloads for news & magazine companies is 19.8% in general compared to the iVnews Google Play test result of 39.23% between August 5-13, 2024, in the San Francisco and New York markets.*

### WHY INVEST

By investing in iVnews, you're joining a revolution in news consumption, capitalizing on the $13.4 billion U.S. online video news market*. Your funds will help drive global delivery expansion, which would allow us to scale our AI-driven platform to potentially 200+ U.S. markets and beyond. With proven traction, a visionary team, and proprietary technology, iVnews is well-positioned to address unmet demand in the U.S. (and beyond) online news market. Be part of the future of news—invest in iVnews today!

**This figure was calculated by the Company internally.*


Invest in the
future of video
news today!

## ABOUT

HEADQUARTERS
**905 Cowper Street**
**Palo Alto, CA 94301**

WEBSITE
**View Site**

We are a unique, cutting-edge AI-driven video news aggregator field-tested in New York City and the San Francisco Bay Area. With over 66,400 AI auto-generated test stories and a 99% higher app conversion rate than near competitors, we are poised to disrupt the $13.4 billion U.S. online news market.

## TERMS

iVnews

### Overview

PRICE PER SHARE
**$5**

VALUATION
**$10M**

DEADLINE
**Nov. 13, 2025 at 7:59 AM UTC**

FUNDING GOAL
**$124K - $1.24M**

### Breakdown

MIN INVESTMENT
**$100**

OFFERING TYPE
**Equity**

MAX INVESTMENT
**$1,235,000**

SHARES OFFERED
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**24,800**

MAX NUMBER OF SHARES OFFERED
**247,000**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

SEC Recent Filing

Offering Memorandum

Financials

| | Most Recent Fiscal Year-End | Prior Fiscal Year-End |
|---|---|---|
| Total Assets | $2,316 | $7,608 |
| Cash & Cash Equivalents | $2,316 | $7,608 |
| Accounts Receivable | $0 | $0 |
| Short-Term Debt | $2,054 | $1,553 |
| Long-Term Debt | $0 | $0 |
| Revenue & Sales | $0 | $0 |
| Costs of Goods Sold | $0 | $0 |
| Taxes Paid | $0 | $0 |
| Net Income | -$81,191 | -$31,432 |

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Investment Incentives and Bonuses***

**Time-Based Perks**

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 12% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 14% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 16% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 18% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 8% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 8% bonus shares

**Amount-Based Perks**

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 7% bonus shares

Tier 4 Perk: Invest $20,000+ and receive 9% bonus shares

Tier 5 Perk: Invest $50,000+ and receive 13% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

iVnews will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

# JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

## HOW INVESTING WORKS

*Cancel anytime before 48 hours before a rolling close or the offering end date.*

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

## WHY STARTENGINE?

### REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

### SECURE

Your info is your info. We take pride in keeping it that way!

### DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

## FAQS

### How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

### How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

### When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

### What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

### Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

### What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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### StartEngine Marketplace

**StartEngine Marketplace** ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

## Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

## Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

## Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

**Wyoming Secretary of State**
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

**WY Secretary of State**
**FILED: 06/11/2025 12:05 PM**
**Original ID: 2020-000912260**
**Amendment ID: 2025-005856638**

# Profit Corporation
# Articles of Incorporation

1. Corporation name:

iVnews Inc

2. This entity elects to be a statutory close corporation: ☐
*(You may refer to the Close Statutory Close Corporation Supplement for more information W.S. 17-17-101 through 17-17-151.)*

3. Name and physical address of its registered agent:
*(The registered agent may be an individual resident in Wyoming or a domestic or foreign business entity authorized to transact business in Wyoming.* ***The registered agent must have a physical address in Wyoming.*** *If the registered office includes a suite number, it must be included in the registered office address. A Drop Box is not acceptable. A PO Box is acceptable if listed* ***in addition to a physical address.****)*

Name: Registered Agents Inc

Address: 30 N Gould St Ste R
Sheridan, WY 82801

*(If mail is received at a Post Office Box, please list above* ***in addition to the physical address.****)*

4. Mailing address of the corporation:

30 N Gould St Ste 1774
Sheridan, WY 82801

5. Principal office address:

30 N Gould St Ste 1774
Sheridan, WY 82801

Received
MAY 22 2025
Secretary of State
Wyoming

6. Number and class of shares the corporation will have the authority to issue:

Class: Common
Shares: 5,000,000

p 1/2

7. Name and address of each incorporator:

| Name: | Address: |
| --- | --- |
| William Craig | 905 Cowper St, Palo Alto, CA 94301 |
| | |
| | |

8. Certification. *(Please check the box to complete the required certification.)*

☑ I consent on behalf of the business entity to accept electronic service of process at the required email address provided on the form under the circumstances specified in W.S. 17-28-104(e).

9. Execution *(all incorporators must sign)*:

**Signature:** [signature] **Date:** 05/06/2025 *(mm/dd/yyyy)*

Print Name: William Craig

**Signature:** ____________ **Date:** ____________ *(mm/dd/yyyy)*

Print Name:

**Signature:** ____________ **Date:** ____________ *(mm/dd/yyyy)*

Print Name:

Contact Person: Banessa Alvarez

Daytime Phone Number: 8777770450

Email: filings@swyftfilings.com

***(An email address is required.** Email(s) provided will receive important reminders, notices and filing evidence.)*

Wyoming Secretary of State
Herschler Building East, Suite 101
122 W 25th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

# Consent to Appointment by Registered Agent

I, Registered Agents Inc, registered office located at
*(name of registered agent)*

30 N Gould St Ste R Sheridan WY 82801 USA voluntarily consent to serve
**(registered office physical address, city, state, & zip)*

as the registered agent for iVnews LLC
*(name of business entity)*

I hereby certify that I am in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

**Signature:** David Roberts
*(Shall be executed by the registered agent.)*

**Date:** 05/12/2025
*(mm/dd/yyyy)*

Print Name: David Roberts

Daytime Phone: 3072002803

Title: Assistant Secretary

Email: support@registeredagentsinc.com
***(An email address is required. Email(s) provided will receive important reminders, notices and filing evidence.)***

Registered Agent Mailing Address
*(if different than above):*

**IMPORANT:** If you are an existing registered agent and your existing address on record does not match what is provided on this form, a **Registered Agent Information Update** form is also required.

**WYOMING**
**ARTICLES OF CONVERSION**
**LIMITED LIABILITY COMPANY**
**TO**
**FOR PROFIT CORPORATION**

1. Converting entity name: iVnews LLC.
2. Converting entity type: Limited Liability Company.
3. State and Date of original formation: Wyoming - 04/21/2020.
4. Filing ID number: 2020-000912260.
5. The Plan of Conversion has been approved unanimously by the members in accordance to Wyoming State Statute 17-26-101
6. A copy of the Plan of Conversion shall be furnished by the converting entity prior to the conversion or by the converted entity after the conversion on written request and without cost to any shareholder, partner, member, or owner of the converting entity or the converted entity.
7. Upon conversion, all property owned by the converting entity remains in the newly converted entity. All obligations of the converting entity continues as obligations of the newly converted entity. Any action or proceeding pending against the converting entity may be continued as if the conversion had not occurred.
8. Converted entity name: iVnews Inc.
9. Converted entity type: For Profit Corporation.
10. Effective date of Conversion: upon filing

Signature ____________. Date 05/05/2025

Print Name: WILLIAM R. CRAIG

Contact: Banessa Alvarez, 877-777-0450, filings@swyftfilings.com

# STATE OF WYOMING
## Office of the Secretary of State

I, CHUCK GRAY, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF CONVERSION

**iVnews LLC** converted from a **Wyoming Limited Liability Company**
to **iVnews Inc** a **Wyoming Profit Corporation**

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **11th** day of **June**, **2025**

Secretary of State

By: Dani Cronk

Filed Date: 06/11/2025

# RECEIPT

Secretary of State
Herschler Bldg East, Ste.100 & 101
Cheyenne, WY 82002-0020

SWYFT FILINGS LLC
3 GREENWAY PLAZA STE 1320
HOUSTON, TX 77046

## RECEIPT INFORMATION

Receipt #: **004326943**
Receipt Date: **06/11/2025**
Processed By: **Dani Cronk**

**DO NOT PAY!**
**This is not a bill.**

| Description of Charges | Reference | Quantity | Unit Price | Total |
|---|---|---|---|---|
| Conversion - Profit Corporation - Domestic | 2025-005856638 | 1 | $100.00 | $100.00 |

**TOTAL CHARGES PAID $100.00**

| Description of Payment | Reference | Amount |
|---|---|---|
| Payment-Check / Money Order | 4231749 | $100.00 |

**TOTAL PAYMENT $100.00**

**In Reference To:**
iVnews Inc (2020-000912260); Amendment ID: 2025-005856638

PAD or Billing Questions?
(307) 777-5343
SOSAdminServices@wyo.gov